RedHill Biopharma Ltd.
21 Ha'arba'a St.

Tel Aviv, 64739, Israel

March 9, 2016

By EDGAR

Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

RE:	RedHill Biopharma Ltd. Registration Statement on Form F-3 Filed February 25, 2016
File No. 333-209702

Dear Mr. Riedler:

Pursuant to Rules 460 and 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, RedHill Biopharma Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form F-3 (the “Registration Statement”) to 2:00 p.m., Eastern Time on March 11, 2016, or as soon thereafter as practicable.

In connection with the foregoing, the Company hereby acknowledges the following:

  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RedHill Biopharma Ltd.

By:	/s/ Dror Ben- Asher
Dror Ben-Asher Chief Executive Officer